Exhibit 10.34

Professional Service Agreement

(for Use with Manufacturing Services Only)

This Agreement is hereby entered into on this 29 day of March, 2006 (the “Effective Date”) by and between Impinj, Inc., of 701 N. 346 Street, Suite 300, Seattle, WA 98103-8645 (hereinafter “Customer”), and Plexus Services Corp., of 55 Jewelers Park Drive, Neenah, WI 54956 (hereinafter “Plexus”).

1.	DEFINITIONS

a.	Affiliates

Any corporation or other entity controlled by, controlling, or under common control with any other corporation or entity. “Control” means the direct or indirect beneficial ownership of at least fifty (50%) percent of the voting stock of, or at least a fifty (50%) percent interest in the income of, such corporation or entity, or the power to elect at least fifty (50%) percent of the directors or trustees of such corporation, or such other relationship which in fact constitutes actual control.

b.	Assembly or Assemblies

Shall mean printed circuit board assemblies and/or systems that Plexus will manufacture for Customer.

c.	Component Value

Shall mean Plexus’ standard cost for a given Component plus mark-up as defined in Plexus’ then effective quote for an applicable Assembly.

d.	Components

Shall mean any and all material used in the manufacture of Customer’s Assemblies.

e.	Customer-Owned Property

Shall mean any asset in Plexus’ possession including but not limited to Customer-Supplied Components or test equipment that is provided by Customer at no charge.

f.	Engineering Change (“EC”)

Shall mean mechanical, software, electrical, design and/or specification changes which, if made to the Assemblies, would affect the form, fit, function, delivery schedule, performance, reliability, appearance, dimensions, tolerance, safety or purchase price of such Assemblies or which would require any additional test.

g.	Quarterly Business Review (“QBR”)

Shall mean a strategic business meeting between the Customer and Plexus to discuss current business issues and opportunities as further defined in Section 6.

h.	Specifications

The manufacturing specifications for the Assemblies supplied by Customer and agreed to in writing by Plexus along with the test specifications approved in writing by both parties.

i.	Supplier

Shall mean any vendor, including Customer that provides Components or services to Plexus.

2.	PURPOSE, SCOPE, AND APPLICABLE DOCUMENTS

This Agreement sets forth the terms and conditions under which Plexus will manufacture Assemblies for Customer and provide related services. The parties agree that (i) each of Plexus’ and Customer’s Affiliates shall be entitled to the rights and benefits afforded Plexus and Customer, respectively, hereunder, and (ii) Plexus and Customer shall cause any such Plexus or Customer Affiliate participating in this Agreement to perform the obligations of Plexus and Customer, respectively, hereunder as if named a party herein. Each party shall be liable for the failure of any of its Affiliates to so perform hereunder.

This Agreement contains the following Addendums, which are incorporated herein and made part of this Agreement:

Addendum 1—Forecasting, Ordering, and Inventory Planning

Addendum 2—Inventory Mitigation, Reporting, and Liability

Addendum 3—Pricing and Payment

Addendum 4—Disaster Recovery and Business Continuity Plan

In the event of any conflict between this Agreement and the Addendums attached hereto, the Addendums shall control.

3.	TERM

The term of this Agreement shall be from the Effective Date through one (1) year thereafter, and shall be automatically extended for successive terms of one (1) year each unless either party terminates this Agreement by giving the other party written notice of such termination as provided in Section 12 hereto.

4.	QUARTERLY BUSINESS REVIEWS (“OBR”)

Plexus and Customer agree to meet quarterly, or as otherwise agreed by both parties, to discuss the state of business and to review business performance issues and improvement initiatives. The items to be reviewed include, but are not limited to, the following:

a.	Customer and Plexus Business Trends

Customer and Plexus agree to review their business initiatives and any significant changes that may affect the relationship of Customer and Plexus. In addition, Customer will present business trends and performance to Forecast so that Plexus can better serve the current Customer requirements.

b.	Cost Savings Initiatives (Components and Labor)

Plexus and Customer agree to review initiatives to reduce cost from the bill of materials and manufacturing process for the Assemblies.

c.	Delivery Performance

Plexus and Customer agree to measure, review and discuss delivery performance for all Assemblies. Both parties agree to measure actual delivery dates as compared to Customer requested delivery dates and to Plexus’ expected delivery dates.

d.	Quality Performance

Plexus and Customer agree to discuss the agreed upon quarterly quality metrics for the program.

e.	Payment Performance

Plexus and Customer agree to review any issues that are preventing payment within the agreed upon payment terms.

f.	Assembly Pricing

Plexus and Customer agree to review Assembly pricing. Any Assembly price adjustments required shall be based upon total Assembly order quantities, prevailing Component market prices, supply chain programs, Engineering Change requests or other relevant data. Quotes are specified at several order quantities (e.g., 100, 500 and 1,000 units). Plexus agrees that it will not request any increase in prices during the quarter due to high demand for or shortage of manufacturing capability.

g.	Manufacturing Facility

Upon execution of the Agreement, Plexus shall manufacture the Assemblies at its Fremont, California facilities. Upon Customer’s request, Plexus agrees to provide Customer with a detailed written transition plan (“Plan”) that takes into account, but not limited to, (i) Customer’s Forecast and the quantity of Assembly shipped during the previous six (6) months and (ii) Plexus’ current and forecast manufacturing capacity plans for each of the low cost countries where Plexus has a manufacturing presence. This Plan will estimate the total cost of manufacturing for the Assemblies and the fulfillment models agreed to in writing by the Customer and Plexus. All timelines and transition costs will be mutually agreed to in writing by both Plexus and Customer prior to execution of the Plan. Notwithstanding, Customer agrees that if any change occurs to any of the assumptions outlined in the plan occur, the Plan may need to be modified to reflect the change without any liability to Plexus.

5.	QUALITY STANDARDS AND OTHER REQUIREMENTS

a.	General

Plexus agrees to maintain a quality assurance program compliant with the requirements of ISO 9002: 2000. Plexus agrees that the manufacturing processes employed by Plexus shall comply with “The Restriction of Hazardous Substances in Electrical and Electronic Equipment (RoHS) Directive” (2002/95/EC) if Customers requests such manufacturing process in Customer’s request for quotation. Plexus will not assess or be responsible for the effect ROHS compliant assembly processes may have on product reliability or, if Customer requests in writing Assemblies containing “mixed technology” (as defined below), the reliability of Assemblies containing “mixed technology” (e.g. lead bearing components assembled with lead free alloy or lead free components assembled with lead bearing alloy). The foregoing shall in no way limit or otherwise affect Plexus’s obligations under Sections 5(e) or 9. Plexus shall certify, in writing, the country(ies) of origin for each Assembly if requested in writing on the Purchase Order.

b.	Workmanship Requirements

Assemblies manufactured by Plexus will be assembled, inspected, and tested in accordance with the Specifications. Unless otherwise agreed upon in writing, Plexus shall maintain an Assembly assurance “workmanship” requirement which mandates internal compliance to IPC-A-610 Class 2. Target process in writing and Assembly first pass yields (or PPM’s) in manufacturing shall be jointly agreed to between

Plexus Quality Engineering and the Customer. These Customer goals will form the basis for Continuous Quality Improvement (“CI”) Activities at Plexus.

c.	Continuous Improvement

Plexus and Customer agree to hold a CI meeting or conference call as often as necessary to be established with the Customer’s Quality Team and Plexus CI Team. This CI event will result in documented action items at Plexus that drive improvement efforts that can be reported to management at both organizations.

d.	Chronic Tests Failures (“Production”)

Customer Assemblies will be manufactured and tested to the Specifications associated with the current Assembly revision. Assemblies that fail the approved tests three (3) times for the same issue that is not manufacturing related or that cannot be repaired by Plexus due to a design related issue will be deemed non-repairable Assemblies. The non-repairable Assemblies will be clearly marked as “failed Assemblies.” Both companies agree to review the status of all “failed Assemblies” within ten (10) business days of identification and to dispose of them by scrapping the Assemblies at Plexus and invoicing the Customer or shipping the Assemblies and invoicing the Customer. Assembly invoices will be issued at the quoted Assembly price with payment terms as described in Addendum 3 of this Agreement.

e.	Epidemic Failure.

For purposes of this Agreement, “Epidemic Failure” shall mean the occurrence of an identical or substantially similar repetitive Plexus workmanship defect in Assemblies that either fail or are found defective while under warranty, at a rate of 4% or greater in the Assemblies delivered to Customer during any six (6) month period within the warranty period.

In the event of a suspected Epidemic Failure, Customer shall promptly notify Plexus, and shall provide the following information, if known and as may then exist: a description of the defect, and the suspected lot numbers, serial numbers or other identifiers, and the delivery dates of the defective Assemblies. Customer shall also deliver or make available to Plexus samples of the allegedly defective Assembly for testing and analysis.

Within five (5) business days of receipt of such samples from Customer, Plexus shall provide its preliminary findings regarding the cause of suspected failures. Thereafter, Plexus shall promptly provide the results of its root cause corrective analysis, its proposed plan for the identification of and the remedy of the affected Assemblies (as applicable), and such other information as deemed appropriate by Plexus. The parties shall cooperate and work together to expeditiously devise and implement a mutually-agreed corrective action program which identifies the defective Assemblies (as applicable) for either repair or replacement at Plexus’ option.

In the event of an Epidemic Failure, Plexus shall, at its expense: (a) provide Customer in with repaired or replaced Assemblies per the terms of the Limited Warranty stated under section 9; (b) reimburse Customer its reasonable freight and transportation costs in shipping to the affected end users the repaired or replaced Assemblies, and (c) order and purchase Components to build additional Assemblies in quantities sufficient to cover predicated future failures, but not to exceed one (1)

month of the then-current quarter’s Demand. These replacement Assemblies will be used by Plexus to expedite warranty service for future failed Assemblies if the root cause analysis indicates that additional Assemblies are susceptible to failure. If, after three (3) months of the initiation of the corrective action program for a specific instance of Epidemic Failure, there are residual Components or Assemblies in Plexus possession that have not been used to fulfill the obligations of this section, then Impinj will promptly issue a Purchase Order for the remaining Assemblies or Components for delivery within thirty (30) days.

f.	Disaster Recovery and Business Continuity Plan.

Plexus’ disaster recovery and business continuity plan is as set forth in Addendum 4 of this Agreement. Plexus may update such plan from time to time. Plexus agrees to provide Customer of any updated plan upon the written request of Customer.

g.	Inspection of Manufacturing Facility.

Plexus shall permit Customer or Customer’s customer if such customer has or executes an NDA with Plexus (or with Impinj if such NDA protects Plexus’ confidential information to the same extent as the confidentiality provisions in this Agreement (in which case Impinj will be responsible to Plexus for any breach by such customer of the NDA) to inspect Plexus’ manufacturing facilities. Plexus shall provide Customer with assistance, documentation and information that Customer may reasonably require to evaluate whether Plexus and the Assemblies conform to the Specifications. Plexus shall provide Customer at least ninety (90) days’ written notice for any manufacturing facility Plexus plans to use in the performance of work hereunder. Customer may also perform at reasonable intervals quality and process audits of reasonable scope at Plexus’ manufacturing facility, including Plexus’ manufacturing, test, quality and failure analysis processes and operations.

h.	Compliance with Environmental Laws.

Plexus shall comply with all applicable environmental federal, state and local laws, regulations and ordinances, including but not limited to the environmental laws and regulations of the United States relating to this Agreement and the Assemblies provided hereunder.

i.	Manufacturing Data.

Plexus shall collect such manufacturing data related to the Assemblies as mutually agreed to by Customer and Plexus (e.g., test results and manufacturing lot data). Plexus shall provide such mutually agreed to information via a secured Web portal linked to a secure server that links to Plexus’ manufacturing floor. Plexus shall archive and make available such data to Customer for a period of at least three (3) years from the date of manufacture of the applicable Assembly or until this Agreement is terminated, whichever occurs first. Upon any termination of this Agreement, Plexus will deliver such data to Customer in a format as reasonably requested by Customer.

j.	Interface to Customer’s ERP System.

Plexus’ IT department agrees to meet with the Customer’s IT department and Customer’s ERP vendor to discuss how Plexus can reasonably implement an interface to Customer’s ERP vendor„ for forecasting, Purchase Orders and shipments. All reasonable costs incurred by Plexus in implementing such interface will be promptly reimbursed by Customer; provided, that Plexus provides Customer with written notice of such costs and Customer pre-approves in writing such costs.

6.	ENGINEERING CHANGES

a.	Notice of change

Customer agrees to submit all Engineering Changes (EC) to Plexus in writing. Plexus will attempt to evaluate the feasibility of the EC requested by the Customer within five (5) business days of receipt (but in any event within ten (10) business days) and respond to Customer in writing with the potential impact of the EC on current on-hand or on-order inventory, work-in-progress and the delivery schedule.

b.	Notice of EC cost impact

In addition to the written response provided above, Plexus will attempt to respond to the Customer within ten (10) business days (but in any event within fifteen (15) business days) with a written evaluation of the EC including: a) the administrative cost to implement the EC, b) the cost to modify tooling or related non-recurring expenses, c) the obsolete quantity of Components Plexus has on hand and/or on order with its Suppliers related to the EC, d) the cost to rework work-in-process and any ongoing unit price adjustment resulting from the EC, e) the expected effect on the delivery schedule to include the effect on all in-process work (e.g., re-workable, repairable, etc.), and f) the manner in which the EC will be implemented. If Customer agrees to such costs, Plexus shall implement the EC.

7.	TOOLING AND CUSTOMER-OWNED PROPERTY

All tooling produced or obtained by Plexus for the Assemblies delivered hereunder will be paid for by Customer at prices agreed upon by the parties. Tooling shall become and remain the property of Customer at the time payment in full is received by Plexus. Customer may also consign tooling to Plexus for the manufacture of the Assemblies.

All Customer-Owned Property shall be used by Plexus only for the benefit of Customer, and shall be delivered to Customer upon request. Plexus will not cause to occur any lien or encumbrance on any such Customer-Owned Property in Plexus possession. Plexus will insure any Customer-Owned Property in Plexus’ possession at the replacement value thereof under the terms of Plexus’ then current insurance policies. Upon reasonable notice and written request, Plexus shall provide Customer with certificate(s) of insurance, which name Customer as loss payee, as proof of all such risk insurance for the Customer-Owned Property at Plexus. Such certificate(s) shall be endorsed to contain a provision requiring the insurers to endeavor to provide Customer with thirty (30) days’ written notice of any cancellation in such insurance.

Plexus may at the request of Customer maintain, repair, calibrate, or upgrade Customer-Owned Property. Customer will pay for any such services on a time and materials basis. Labor charges will be billed at Plexus’ then current billing rate. Replacement parts for test equipment will be charged at Plexus’ cost plus 25%. Travel expenses pre-approved by Customer will be added to any such services, including travel between Plexus and/or one of its Affiliates.

If Customer requests the return of any Customer-Owned Property from Plexus and the return of such Customer-Owned Property prevents Plexus from providing Assemblies or warranty service to Customer, then Plexus shall be relieved of such obligations.

8.	DOCUMENTATION

Customer is responsible for supplying Plexus with complete documentation required by Plexus to manufacture the Assemblies and updates to the same. This includes complete and current sets of documentation including, at a minimum, all prints, software, artwork, and bill of materials with manufacturer and part number, and any specifications, including test specializations or procedures called for on any Customer prints. It is the Customer’s responsibility to assure that Plexus receives timely notification of any changes to the documentation, and updated prints reflecting such changes.

9.	LIMITED WARRANTY

Plexus warrants that the Assemblies will conform to the Specifications and be free from defects in workmanship performed by Plexus for a period of thirteen (13) months from the date of shipment. With respect to Components, Plexus will transfer to Customer any transferable Component warranties received from the manufacturer thereof. If Components are returned under manufacturer’s warranty, Plexus will, on Customer’s behalf and without additional charge, manage the return of any such Components to the manufacturer thereof for repair or replacement. In addition, at no additional charge to Customer, Plexus shall use commercially reasonable efforts to obtain warranty service of any such Components directly from the manufacturer thereof.

Plexus represents and warrants on an ongoing basis that:

(a) Customer will acquire good and marketable title to the Assemblies, and that all Assemblies will be free and clear of all liens, claims, encumbrances and other restrictions (other than claims of intellectual property infringement); and

(b) all Assemblies will be new and unused and will not contain used or repaired Components unless requested by Customer in writing, in which case such Assemblies will be clearly labeled as repaired or refurbished.

Plexus will, at its option and free of charge, repair or replace Assemblies not conforming to the warranties in this Section 9 within fifteen (15) business days of receipt if Plexus has the correct Components on hand and provided the defective Assemblies are returned to Plexus bearing a return materials authorization (RMA) number issued by Plexus within the warranty period, securely packaged, with freight prepaid, and within two (2) weeks of the expiration the warranty period. Plexus’ warranty for replacement or repaired Assemblies shall be the same as the warranty stated herein provided that the duration of such warranty shall be limited to the duration of the warranty which remained on the original defective Assemblies returned to Plexus as of the date of Plexus’ receipt of the same or 90-days, whichever is longer. Plexus will make all reasonable efforts to respond to Customer promptly after receiving an RMA number request. Plexus will return any Assemblies repaired or replaced pursuant to this paragraph to Customer with freight prepaid.

This warranty does not apply to:

a)	Design deficiencies

Plexus expressly disclaims any warranty relating to design deficiency.

b)	Malfunctions, defects, or failures resulting from misuse; abuse; accident; neglect; improper installation, operation or maintenance; theft; vandalism; acts of God; power failures or surges; casualty; or alteration, modification, or repairs by any party other than Plexus or a party authorized in writing by Plexus.

c)	Any defect not made known by Customer to Plexus within a reasonably prompt period after the defect first appears and is known to Customer.

d)	Components incorporated into the Assemblies except to the extent damaged during manufacture of the Assemblies by Plexus.

e)	Assemblies shipped by Plexus at the direction of Customer that are not tested according to agreed-upon test procedures.

THE FOREGOING CONSTITUTES CUSTOMER’S SOLE REMEDIES AGAINST PLEXUS FOR BREACH OF WARRANTY CLAIMS FOR WARRANTIES SET FORTH IN THE FIRST PARAGRAPH OF THIS SECTION 9. EXCEPT AS PROVIDED IN THIS SECTION, PLEXUS MAKES NO WARRANTIES WITH RESPECT TO THE ASSEMBLIES OR ITS SERVICES HEREUNDER, EXPRESS OR IMPLIED, INCLUDING ANY IMPLIED WARRANTIES RESPECTING NONINFRINGEMENT, OR MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM A COURSE OF PERFORMANCE, A COURSE OF DEALING, OR TRADE USAGE. PLEXUS MAKES NO WARRANTY WITH RESPECT TO SOFTWARE. ALL SOFTWARE IS PROVIDED “AS IS.”

Any repair services requested of Plexus by Customer not explicitly covered by the above warranty, including, but not limited to, upgrade services, will be out-of-warranty services and performed by Plexus at its option and on a time and materials basis. In addition, Assemblies for which Plexus cannot duplicate the failure reported by Customer shall be returned to Customer and Plexus will invoice Customer, and Customer will pay charges reflecting the time and materials expended by Plexus in evaluating such Assemblies.

10.	REPAIR DEPOT

If Impinj requests and provide written requirements for repair depot services, Plexus agrees to provide a proposal and prices for providing repair depot services in a timely manner.

11.	PROPRIETARY RIGHTS AND CONFIDENTIALITY

All intellectual property produced or developed by Customer during the term of this Agreement in connection with the design of the Assemblies shall be owned exclusively by Customer. All intellectual property produced or developed by Plexus during the term of this Agreement in connection with the manufacture of the Assemblies for Customer shall be owned exclusively by Plexus. The manufacture of the Assemblies by Plexus for Customer hereunder does not convey to either party any rights or license, express or implied, or by estoppel or otherwise, under any trade secret, patent, trademark, copyright or maskwork of the other party, except as may be necessary for each party to perform under this Agreement. Each party expressly reserves all rights under trade secrets, patents, trademarks, copyrights or maskworks owned by such party.

All disclosures of information shall be treated in accordance with and covered under a separate Non-Disclosure Agreement between the parties dated August 3, 2005. Subject to the provisions of this Section 11, all information related to the Assembly including, but not limited to release drawings, Specifications, Forecasts, Upsides, Demands, Purchase Orders and the like shall be confidential information of Customer.

12.	INDEMNIFICATION

Customer agrees to defend at its expense, hold harmless and indemnify Plexus, its officers, shareholders, directors, employees, and agents, from and against any judgments, liabilities, claims, demands, expenses, or costs (including reasonable attorneys’ fees) arising from any third party claim, action, or allegation to the extent relating to the designs or specifications of the Assemblies or the infringement by the Assemblies of any third party intellectual property right (except to the extent that

Plexus is required to indemnify Customer for any such claim, action or allegation under the separate Professional Services Agreement between the parties dated 09/22/2005 and except for any infringement covered by Plexus’ indemnification below). Plexus shall notify Customer promptly upon becoming aware of any claim or action pursuant to which indemnity will be sought, Customer shall assume sole control over any such claim or action, and Plexus shall provide reasonable assistance to Customer, at Customer’s expense, in the defense of any such claim or action.

Plexus agrees to defend at its expense, hold harmless and indemnify Customer, its officers, shareholders, directors, employees, and agents, from and against any judgments, liabilities, claims, demands, expenses, or costs (including reasonable attorneys’ fees) arising from any third party claim, action, or allegation to the extent related to: (i) any infringement arising out of the manufacturing process of the Assemblies by Plexus (except to the extent that such infringement necessarily arises from Plexus’s compliance with Customer’s specific written instructions); (ii) bodily injury or death of a person or damage to or destruction of tangible personal property proximately caused by Plexus’ breach of this Agreement or negligence or the manufacturing process of the Assemblies by Plexus (except to the extent that such injury, death or damage necessarily arises from Plexus’s compliance with Customer’s specific written instructions) ; or (iii) any failure by Plexus to comply with all laws, rules and regulations applicable to the services provided by Plexus hereunder (including any breach by Plexus of its obligations with respect to the RoHS Directive as described above). Customer shall notify Plexus promptly upon becoming aware of any claim or action pursuant to which indemnity will be sought, Plexus shall assume sole control over any such claim or action, and Customer shall provide reasonable assistance to Plexus, at Plexus’ expense, in the defense of any such claim or action.

13.	TERMINATION

Either party may terminate this Agreement at any time and for any reason upon one hundred eighty (180) days prior written notice to the other party. In addition, either party may terminate this Agreement in the event that the other party (i) fails to cure a material default under this Agreement within forty-five (45) days after receiving written notice thereof or (ii) becomes adjudged insolvent, files, or has filed against it a petition in bankruptcy (which, if involuntary, is not dismissed within ninety (90) days of filing), makes an assignment for the benefit of creditors, or admits in writing that it is unable to pay its debts as they become due.

Upon termination of this Agreement, all outstanding Customer Purchase Orders shall be deemed canceled unless otherwise agreed by the parties in writing. Customer agrees to pay Plexus the Component Value of any Components on hand or on order as of the date of termination that are nonreturnable and Customer shall own such Components. In addition, Customer and Plexus shall negotiate in good faith a settlement of charges to be paid by Customer for reasonable out-of-pocket expenses incurred by Plexus as a result of the termination of this Agreement unless Impinj’s reason for termination is due to Plexus’s non-performance, which may include without limitation denial of access to lower cost manufacturing facilities in a timely manner on terms reasonably requested by lmpinj, including, but not limited to, manufacturing process ramp down costs and packaging and transportation costs and expenses, and the return to Customer of any Customer-owned material(s), tools, equipment and/or any other items.

14.	SURVIVAL

Sections 1, 5(e) and (i), 7, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, and 26 of this Agreement shall survive the termination of this Agreement in accordance with their terms.

15.	LIMITATION OF LIABILITY

EXCEPT FOR AMOUNTS PAID OR PAYABLE TO THIRD PARTIES PURSUANT TO INDEMNIFICATION OBLIGATIONS HEREUNDER, BREACHES OF THE CONFIDENTIALITY OBLIGATIONS OR ARISING FROM USE OF INTELLECTUAL PROPERTY OF ONE PARTY BY THE OTHER PARTY BEYOND THE SCOPE PERMITTED BY THIS AGREEMENT, IN NO EVENT, WHETHER AS A RESULT OF BREACH OF CONTRACT, WARRANTY, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY, PRODUCT LIABILITY, OR OTHERWISE, SHALL PLEXUS BE LIABLE TO CUSTOMER FOR ANY LOSS OF PROFITS, LOSS OF USE, OR ANY SPECIAL, INCIDENTAL, CONSEQUENTIAL, OR EXEMPLARY DAMAGES OF ANY KIND, WHETHER OR NOT EITHER PARTY IS ADVISED OF THE POSSIBILITY OF SUCH DAMAGES AND NOTWITHSTANDING THE FAILURE, OR ESSENTIAL PURPOSE, OF ANY REMEDY.

16.	FORCE MAJEURE

Except for Customer’s obligation to pay Plexus’ invoices, neither party shall be liable for any delay in or failure of performance under this Agreement due to any contingency beyond such party’s reasonable control, including, but not limited to, an act of God, war, acts of terrorism, insurrection, fire, riot, strikes or labor unrest, sabotage, an act of public enemy, flood, storm, accident, Component shortages, or changes in laws or regulations.

17.	ASSIGNMENT

Neither Plexus nor Customer shall assign this Agreement, or any of its rights or delegate any of its responsibilities under this Agreement, and any purported attempt to do so will be null and void, unless agreed to by both parties in writing; provided, however, that Plexus and Customer may, without consent, assign this Agreement to any successor organization resulting from a merger, spin-off, or other reorganization, or any sale of all or substantially all of such party’s assets or stock. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns.

18.	ALTERNATE DISPUTE RESOLUTION (“ADR”)

Each party shall escalate any disputes arising hereunder to executive management, who will make good faith efforts to resolve the dispute in a timely manner. If attempts to resolve a dispute by each parties’ executive management fail, then the dispute will be mediated by a mutually acceptable mediator to be chosen by Customer and Plexus within forty-five (45) days after written notice by either party demanding mediation. Such mediation shall be conducted San Jose, California or another mutually-agreed location. Neither party may unreasonably withhold consent to the selection of a mediator, and Customer and Plexus will share the costs of the mediator equally. Each party shall pay its own attorneys’ fees. By mutual agreement, however, Customer and Plexus may postpone mediation until each has completed some specified but limited discovery regarding the dispute. The parties may also agree to replace mediation with some other form of alternate dispute resolution, such as neutral fact finding or a mini-trial.

Any dispute which cannot be resolved between the parties through negotiation, mediation, or other form of ADR within three (3) months of the date of the initial demand for ADR by one of the parties may then be submitted to a court of competent jurisdiction in the State of California. The use of any ADR procedures will not be construed under the doctrines of laches, waiver, or estoppel to affect adversely the rights of either party. Nothing in this Section will prevent either party from resorting to judicial proceedings if (i) good faith efforts to resolve the dispute under these procedures have been unsuccessful, or (ii) interim relief from a court is deemed necessary by such party to prevent serious and irreparable injury to that party or to others.

19.	APPLICABLE LAW

The parties hereby agree that this Agreement shall be governed by and will be construed in accordance with the laws of the State of California, irrespective of the conflicts of law provisions thereof. The sale of Assemblies hereunder shall not be governed by, or subject to, the United Nations Convention on Contracts for the International Sale of Goods. Each party irrevocably submit to venue and personal exclusive personal jurisdiction in the federal courts in the Northern District of California or state courts in the county of Santa Clara, California or for any dispute arising under this Agreement and each waives all objections to jurisdiction and venue of such courts.

20.	LANGUAGE

The parties agree that (i) the English language shall be the exclusive and official language of this Agreement, (ii) this Agreement shall be interpreted exclusively in the English language, and (iii) the English language will govern all future relations of the parties, including, but not limited to, any proceeding, mediation, arbitration, dispute, or claim hereunder.

21.	RELATIONSHIP OF THE PARTIES

Neither party is designated or appointed an agent or representative to the other party and no party will have any authority, either expressed or implied, to create or assume any agency or obligation on behalf of or in the name of the other party. The relationship of Plexus to Customer is that of independent contractor, and neither party will have any responsibility for, or obligations to, the employees of the other.

22.	SEVERABILITY

If any provision of this Agreement is adjudged to be unenforceable in whole or in part, such adjudication shall not affect the validity of the remainder of this Agreement. Each provision of this Agreement is severable from every other provision and constitutes a separate, distinct and binding covenant.

23.	COOPERATION

The parties cooperated in the preparation and negotiation of this Agreement and this Agreement will not be construed against or in favor of any party by virtue of the identity, interest, or affiliation of its preparer.

24.	NON-WAIVER

Failure by either party to exercise any right granted in this Agreement shall not be deemed a waiver of such right. A waiver of any right under this Agreement must be in writing and signed by an authorized representative of the party making such waiver.

25.	ENTIRE AGREEMENT; MODIFICATION

This Agreement contains the entire understanding of the parties pertaining to the subject matter hereof, and no other agreements, oral or otherwise, shall be deemed to exist or to bind the parties pertaining to the subject matter hereof. This agreement may not be modified or terminated orally, and no claimed modification, termination, or waiver shall be binding unless in writing and signed by authorized representatives of both parties, which writing specifically states an intention to so modify this Agreement. The parties expressly agree that any preprinted terms and conditions on any Plexus or Customer forms or documents or any terms and conditions therein inconsistent with the terms and conditions of this Agreement shall be void and of no effect in interpreting the obligations of either party during the term of this Agreement.

26.	COUNTERPARTS; FACSIMILE SIGNATURES

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which when taken together shall constitute one and the same instrument. The delivery of signatures to this Agreement by facsimile transmission shall be binding as original signatures.

In witness whereof, the parties have executed this Agreement as of the Effective Date.

IMPINJ, INC.		PLEXUS SERVICES CORP.

By:	/s/ William T. Colleran	By:	/s/ Paul Ehlers

Title:	President	Title:	Vice President

Date:	3/29/06	Date:	4/4/06

Addendum 1

Forecasting, Ordering, and Inventory Planning

1.	DEFINITIONS

a.	Customer-Supplied Components

Shall mean Components in Plexus’ possession that are provided by Customer at no charge.

b.	Delivery Date

Shall have the meaning set forth in Section 4 below.

c.	Demand

Shall mean quantities of Assemblies required by Customer and communicated to Plexus via Forecast and/or Customer’s Purchase Orders.

d.	Forecast

Shall mean a six (6) month rolling estimate of requirements provided by Customer for each Assembly including the quantities to be manufactured and the requested Delivery Date.

e.	Purchase Order

Shall mean an order by Customer, communicated via EDI, email, facsimile or other means, to purchase Assemblies, Components, or other materials, at a stated quantity, unit price, and delivery date.

f.	Upside

Shall means the percentage of Assemblies ordered by Customer in excess of the applicable Forecast.

2.	FORECASTS AND PURCHASE ORDERS

a.	Forecasts

Customer agrees to provide Plexus an updated Forecast each month for each Assembly manufactured by Plexus. Forecasts will be non-binding on Customer with respect to Assemblies estimated to be required, but Customer will be responsible for Components procured to support Forecasts as provided in Addendum 2.

b.	Manufacturing Lead Time

The manufacturing lead time shall not exceed three (3) weeks for Purchase Orders within one hundred twenty percent (120%) of Forecast.

c.	Purchase Orders

Customer agrees to issue Purchase Orders at least ninety (90) days in advance of the requested delivery date set forth in Customer’s Purchase Order. Plexus will respond to Purchase Orders in writing within seven (7) days with either its acceptance or rejection of the Purchase Order. Unless Customer is in material breach of any term in this Agreement or if Customer is likely to become insolvent based on the information provided by Customer to Plexus as outlined in Addendum 3, Plexus will

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accept any Purchase Order that is within the Forecast or any Upside of up to 20%. Any rejection by Plexus of a Purchase Order shall be accompanied with an explanation of the reasons for the rejection. Plexus will make reasonable efforts to accommodate all Purchase Orders in excess of a 20% Upside.

d.	Component Procurement

Unless otherwise agreed by the parties, Plexus will procure all Components necessary to fulfill Purchase Orders at lead-times reasonably consistent with the lead-times of such Components at the time of order. Plexus will also use Forecasts and a 20% Upside to procure longer lead-time Components as reasonably required to meet Customer’s Forecast and 20% Upside. Customer acknowledges that Plexus may be required by Suppliers to procure Components in minimum or economic order quantities and that such quantities may exceed Customer’s actual Demand. Customer will be liable for any such minimum or economic order quantities so procured by Plexus; provided, that Plexus provides Customer advance written notice of any such minimum or economic order quantities.

3.	DEMAND CHANGES AND CANCELLATION

Demand may not be rescheduled or cancelled within thirty (30) days of the Delivery Date (the “Frozen Period”). Demand with a Delivery Date extending beyond the Frozen Period may be rescheduled at the request of Customer. Any Demand cancellation or rescheduling will be subject to Customer liability for Components under Addendum 2 hereof.

Plexus will make all reasonable efforts to accommodate any increase in Demand by Customer; provided, that Plexus agrees to accommodate any increase in Demand by Customer within the Upside of 20%. Plexus will notify Customer as soon as practicable of any Components impeding Customers requested increase in Demand. Should any additional costs be required to expedite delivery of Assemblies or Components to meet Customer’s increase in Demand, Plexus will notify Customer of the same and, if approved by Customer, Customer shall pay Plexus for such additional cost.

4.	DELIVERY

The delivery date for an Assembly will be the delivery date set forth in Customer’s Purchase Order accepted in writing by Plexus (the “Delivery Date”). Assemblies will be shipped by Plexus Ex Works (Incoterms 2000) Plexus’ plant of manufacture. Assemblies will be deemed delivered upon Plexus’ release of Assemblies to the carrier for shipment.

5.	COMPONENTS SUPPLIED BY CUSTOMER

Customer may provide Plexus with Customer-Supplied Components or Components purchased by Plexus from Customer that are required to manufacture Customer’s Assemblies. Customer will be responsible as a Supplier to Plexus for the quality and on-time delivery of Components supplied to Plexus. Title and risk of loss to Customer-Supplied Components shall at all times remain with Customer. Plexus will not cause to occur any lien or encumbrance on Customer-Supplied Components and shall insure the same at the replacement value thereof while in its possession under the terms of Plexus’ then current insurance policies with Customer listed as loss payee. Any Customer-Supplied Components incorporated in the Assemblies will be without warranty by Plexus of any kind.

Customer’s inability to provide defect-free Components in a timely manner may affect Plexus’ ability to meet Delivery Dates. Any additional expenses that Plexus must incur due to delayed shipment resulting from a quality or delivery issue from Customer will be borne by the Customer. In addition,

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Plexus reserves the right to define a new Delivery Date based upon the availability and condition of Components supplied by Customer.

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Addendum 2

Inventory Mitigation, Reporting, and Liability

1.	DEFINITIONS

a.	Excess Components

Shall mean those Components procured by Plexus in accordance with Addendum 1 and that are either projected to be consumed by Plexus in the manufacture of Assemblies in greater than ninety (90) days based on Customer Demand or have remained in Plexus inventory for greater than ninety (90) days.

b.	Obsolete Components

Shall mean those Components procured by Plexus in accordance with Addendum 1 and that have been removed from the bill of materials of an Assembly, or which appear on an Assembly bill of materials that has no Demand.

c.	OX Components

Shall mean Obsolete Components and Excess Components.

d.	OX Report

The report issued by Plexus as described and defined in Section 2.b. below.

2.	COMPONENT INVENTORY REPORTING, LIABILITY AND COVERAGE

a.	Component Supply

If requested by Customer, Plexus agrees to purchase Components under Customer-negotiated agreements with Component Suppliers if such agreements are provided to Plexus in writing. Plexus agrees that the terms and conditions of such agreements are confidential information of Customer. For the avoidance of doubt, Plexus does not hereby assume any of Customer’s obligations in such agreements. Any assumption by Plexus of such obligations will only be by a subsequent written agreement signed by an authorized Plexus representative, Customer and the applicable Component Supplier. In addition, should the terms of any such written assumption by Plexus or included in any other agreement established with any Customer directed supplier preclude Plexus from performing its obligations under this Agreement or be inconsistent with Plexus’ obligations hereunder (after Plexus has made a reasonable attempt to avoid this situation and provided written notice to Customer thereof), Plexus will be relieved of such obligations and the parties will, at either party’s request, revisit the terms of this Agreement and/or existing pricing and make an equitable modification.

b.	Component Mitigation

Plexus may have OX Components on hand or on order from time to time as a consequence of Demand cancellation or reschedule, Plexus’ support of increases to Demand by Customer, the failure of Purchase Orders to consume previously Forecasted requirements, the failure of Purchase Orders to consume a 20% Upside, the failure to have adequate or conforming supplies of Customer consigned, supplied,

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or managed Components, end of life requirements, economic or minimum order quantities, or engineering or material change orders.

Customer is only liable for Component costs as provided in Section 2c. below. Plexus will use all reasonable efforts to minimize Component liability to Customer caused by Customer Demand changes, cancellations, and other factors. These efforts will include returning Components to, or restocking Components with, Suppliers, canceling orders with Suppliers, or using Components to meet the current demand of other Plexus customers. Customer agrees to assist Plexus in such efforts if appropriate and requested by Plexus.

Customer acknowledges that Plexus’ mitigation efforts, even if successful, may result in cancellation, restocking, and similar charges imposed by Suppliers. Plexus will obtain Customer’s approval prior to incurring such charges. If so approved by Customer, Customer will pay Plexus for the charges imposed within thirty (30) days from the date of Plexus’ invoice.

c.	Component Inventory Reporting

On a monthly basis or upon Customer request, Plexus will provide a written report to Customer detailing the level of OX Components at Plexus (the “OX Report”). Customer will respond to Plexus in writing within ten (10) business days of receipt of the OX Report with any good faith disagreement to it, detailing with reasonable particularity the nature of any such disagreement. Should Customer disagree with the OX Report, Customer and Plexus will work in good faith to promptly resolve the disagreement, escalating such disagreement to executive management at the request of either party. Any undisputed portion of the OX Report will proceed to resolution as provided in Section 2d. below.

d.	OX Component Liability Resolution

Subject to having performed the mitigation and reporting on OX Components as provided above, Customer shall:

(i)	remit payment to Plexus for Obsolete Components at the Component Value thereof within thirty (30) days of Customer’s receipt of the OX Report; and

(ii)	with respect to Excess Components, at its option and within thirty (30) days of Customer’s receipt of the OX Report, either (i) remit payment to Plexus for the Excess Components at the Component Value thereof, or (ii) provide Plexus with a Purchase Order for Assemblies that will consume the Excess Components within thirty (30) days, or (iii) pay Plexus one percent (1%) per month carrying cost for one month, two percent (2%) per month carrying cost for months two (2) and three (3), and three percent (3%) per month carrying cost for months four (4) through six (6). In the event Plexus has held onto Excess Components greater than six (6) months under this option, Customer will remit payment to Plexus for the Excess Components at the Component Value thereof.

Upon Customer’s payment for Obsolete Components or Excess Components, Plexus will, at Customer’s election, either ship these Components to Customer Ex Works (Incoterms 2000) Plexus’ facility or scrap the Components. If Plexus retains and

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stores Excess Components paid for by Customer, Plexus will protect and insure these Components in accordance with Section 5 of Addendum I hereof.

3.	Finished Goods Inventory.

a.	Inventory.

Plexus agrees to maintain a finished goods inventory of Assemblies. Impinj agrees to work with Plexus to minimize the finished goods inventory while meeting Impinj’s business needs. Plexus shall invoice Customer when the finished goods are completed, whereupon title and risk of loss will pass to Customer. Notwithstanding, Plexus shall be responsible to insure such inventory at the full replacement value thereof. Such insurance will name Customer as the loss payee and certificates evidencing this coverage will be provided to Customer upon request. Unless otherwise requested by Impinj and agreed to by Plexus, at the end of each Plexus fiscal quarter, in the event Plexus has on hand finished goods inventory more than the then-current average monthly Purchase Order Demand for such fiscal quarter, Plexus shall be entitled to ship such Assemblies to Customer at the end of such fiscal quarter. In addition, any Assemblies that have been maintained by Plexus over one fiscal quarter may be reworked by Plexus with the prior written approval of Customer and at Customer’s expense. Otherwise, such Assemblies will be shipped from Plexus prior to the end of Plexus’ next fiscal quarter.

b.	Cost.

All costs associated with the inventory management of the Assemblies in the finished goods inventory, including insurance costs, which will be included as part of Plexus’s quarterly price quotes set forth in Section 4(f) of the Agreement. Plexus shall list all such costs as part of its quarterly Assembly pricing quotes.

c.	Review.

The parties agree to review the quantity of Assemblies in the finished good inventory on a quarterly basis.

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Addendum 3

Pricing and Payment

a	Unless otherwise agreed by Plexus in writing, prices quoted are Ex Works (Incoterms 2000) Plexus’ manufacturing facility. Any additional or different requirements imposed by Customer following Plexus’ price quotation may require price adjustments. Any manufacturer’s tax, retailer’s occupation tax, use tax, sales tax, excise tax, or tax of any nature whatsoever imposed on or measured by the transaction between Plexus and Customer shall be paid by Customer in addition to the prices quoted or invoiced (excluding any taxes based on Plexus’ net income or its franchise taxes). In the event Plexus is required to pay such taxes, Customer shall reimburse Plexus for the same, within thirty (30) days of written demand by Plexus to Customer for such reimbursement. If the transaction between Plexus and Customer is exempt from all such taxes, Customer shall provide Plexus with a tax exemption certificate or other document acceptable to all taxing authorities at the time the order or contract is submitted. The prices quoted do not include, unless specifically stated otherwise, the cost for testing and/or submittals for Assembly approvals or any annual file maintenance fee, such as for UL, VDE, CSA or FCC. Plexus will assist Customer in obtaining such approvals and charge for such services at Plexus’ current hourly billing rate.

b	Pricing will be reviewed at QBRs conducted by the parties. In the event new pricing is agreed to at a QBR (or at any other time by mutual agreement), such new pricing will be implemented on shipments by Plexus beginning on the day following such agreement. On the day new pricing is implemented, Plexus will also write-down or write-up, as applicable, existing raw materials, work-in-process and finished goods inventory held by it to reflect the new agreed to pricing and invoice or credit Customer for the same, as applicable. Customer will pay such invoices as provided below.

c	Unless otherwise stated herein, all payments hereunder by Customer to Plexus shall be made in US Dollars within thirty (30) calendar days following the receipt of the invoice without set-off of any kind. Customer shall report any believed discrepancies in Plexus’ invoices no later than ten (10) business days after the date of invoice. Invoices not paid within thirty (30) days of the date thereof will be subject to an interest charge equal to the lesser of 1.5% per month or the highest rate allowed by law. Payment shall be deemed made when Customer’s check is received by Plexus or electronic fund transfer is completed.

d

Customer acknowledges that the above payment terms, and any other credit terms, limits, or vehicles granted by Plexus to Customer during the course of the performance of this Agreement, will be subject to periodic review and modification by Plexus at any time upon reasonable notice at its reasonable discretion. In addition, Customer acknowledges that Plexus may reasonably request, and Customer shall provide to Plexus promptly upon any such request, financial information to verify the financial condition of Customer, including, but not limited to, current balance sheets, cash flow statements and statements of income. Plexus will maintain any such

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information provided by Customer to Plexus confidential in accordance with the terms of the non-disclosure agreement in place between the parties at the time of disclosure.

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Addendum 4

Disaster Recovery and Business Continuity Plan

I.	OBJECTIVE:

Plexus Corp.’s corporate objective is to prevent or minimize the effect of any event that would deny Plexus its ability to achieve its business objectives and execute its strategies successfully. The ultimate aim is to protect our employees, our customers, and our shareholders by providing ongoing loss prevention measures. As a leading contract manufacturer and engineering service provider, we will do everything in our power to ensure the safety of our employees, while restoring production, to minimize the impact on our customers.

II.	ASSUMPTIONS:

We assume five key areas that may cause an interruption in business. They include: (1) loss of manufacturing facility; (2) loss or interruption of information systems; (3) loss or interruption of key suppliers for equipment and components; (4) loss or interruption of work force; (5) and loss due to government regulations. It assumes that the disaster occurs during high volume production. Our plan assumes one or more of our other facilities is accessible, reciprocals are able to be implemented, at least 50% of our employees can get to work, our back-up suppliers and arrangements are operable, and communication lines are available.

III.	INTEGRATED EMERGENCY CONTINGENCY PLAN:

The nature of this plan is to provide immediate protection to employees and facility infrastructure, therefore limiting the damage caused by the disaster. The plan contains various pre-disaster planning elements (fire protection systems, chemical storage, spill control, emergency generators, etc.) Additionally, hazards specific to each site have been analyzed and addressed (earthquakes, severe weather, terrorism, adjacent site chemical storage / transportation, transportation interruption, community emergency, etc.).

IV.	BUSINESS CONTINUITY PLAN:

This plan deals with continuing the business operations following a disaster. The objective of this plan is to assure uninterrupted service to our customers. Some of the areas addressed are: media response, customer management, the transferring of work to other locations, computer resources, communication resources, replacement materials, etc.

V.	BUSINESS RECOVERY PLAN:

This plan deals with the elements of bringing the business back to pre-disaster status. It addresses restoration of facilities, communication systems, computer systems, human resources, customer relations, regulatory interactions, insurance, etc.

VI.	SUMMARY OF MAJOR ELEMENTS:

Our overall objective of the three plans is to bring individual customer production back on-line as soon as possible, while addressing the cost/benefit to our customers and the Company. Listed in the following sections is a summary of the major elements. Execution of the plans will be coordinated and communicated through designed methods and locations determined at the time of the disaster.

Production Issues

This element concentrates on actions to be taken in the event that we experience an interruption in business.

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The first action will be to assure that the safety of our employees is protected. The next step will be an overall assessment of the affected building operations. Owners assigned to the major areas of concern (building, materials, equipment, tooling, documentation, and computer systems) will assess their function.

The Business Restoration Team, together with the owners of the various areas of concern, the Senior Management Steering Committee and others as deemed necessary, will meet to agree upon a short-term course of action and timeline. This may include using the subject facility in whole or in part, relocating the operation to another facility, or moving the work to other Plexus facilities. From this, customer and public communication can be made through the proper channels. Customer teams in the affected building(s) will work with the owners in the various areas to understand and more completely define the potential impact of the event to their deliveries, and develop recovery schedules for the customers.

Plexus has similar equipment in several of its manufacturing facilitates. This allows for the immediate transfer of product to other facilities as capacity allows. In addition, Plexus has a strong relationship with the suppliers of major equipment and materials, which extends the resources available in time of need beyond Plexus alone. The Manufacturing Technology group will coordinate recovery activities along with the Maintenance and Manufacturing Engineering personnel of the facility affected.

Plexus Procurement and Materials management team is positioned to react to loss of raw and work in process materials in the event of a disaster. Suppliers are key to our ability to produce product since Plexus does not manufacture components internally. The procurement and materials team has an “assessment of damage” plan that immediately reviews the status of component materials, suppliers impacted and the Plexus staffing which buys/deploys material. This assessment of damage plan assures that the supply of component materials will continue with minimal delays. This plan will tactically follow the manufacturing disaster plan, especially in the event of a change in manufacturing facilities.

Public, Investor and Employee Relations

The primary objectives of this element are timely communication to the public at-large including the investment community and the employees on the status of the Company. The Chief Financial Officer will work with the Site Management and Senior Management to address this issue.

Customer Relations

The overall objective of this element is the timely distribution of complete and accurate information to customers. With other team members, the VP of Customer Management will assess the impact of the disaster and develop a situation-specific recovery plan outline, including a target timeline for communicating the Company’s recovery plan. Communication to all customers will be in writing (via email where possible) describing the disaster, its likely impact on their production and projects, the timetable for getting back to them with a full response, and a primary contact for the interim.

Once the full impact of the disaster is known and the recovery production and/or project schedule is established, follow up communications will be made with the customers to advise them of the status of their program(s).

Environmental, Health & Safety

The Environmental, Health & Safety Department has the responsibility for directing the compliance activities for the entire corporation. To fulfill this responsibility they have developed environmental / health / safety policies, proactive written programs, employee training plans, and internal / external audits. This proactive programming reduces the chance of a disaster and provides for timely remediation in the event of an emergency. The Corporate Facilities Manager will provide for all communications / permits to regulatory agencies under the direction of the Senior V.P. & Chief Legal Officer.

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Facilities, Utilities and Communication

The Facilities Management Department has the responsibility to restore or replace the facilities, utilities and/or communications that have been affected. Our unaffected locations will be available for use depending on the nature of the disaster. Electricity will most likely be the utility needing restoration. Depending on the length and area of the outage, everything from backup generators to priority restoration of the primary service feeders for our facilities would be utilized. We have sufficient electrical generation capacity to provide for our communications and data processing needs. Communication backup sources are in place. These plans include alternate routing of incoming circuits, cell phones, and service provider reroute circuits from a different central office.

Information Systems

Plexus employs multiple levels of redundancy in the design and implementation of critical IT systems (i.e. disk mirroring, standby servers, redundant network paths for critical Plexus locations).

Plexus Corp has thoroughly planned for prompt restoration of their Information Systems in the event of an unplanned failure of core ERP (enterprise resource planning) systems. Plexus has contracted with a disaster recovery provider to ensure availability of equivalent systems and facilities, while restoration efforts of the failed systems are underway.

Additionally, periodic backups are made of critical data which are then removed and stored in a physically separate location, housed by a third party provider specializing in media storage. This enables multiple opportunities to recover end-user data stored on our network with minimal down time and impact to our customers.

Insurance Coverage

Insurance programs are negotiated and renewed on an annual basis, typically coinciding with the fiscal year. Coverage is provided based on exposure risk analysis and experience ratings. The policies included in the program coverage are as follows: property/boiler & machinery, business interruption, general liability, ocean cargo, electronic errors & omissions, automobile, non-owned aviation, aviation products liability, exporters liability, workers compensation, lead umbrella & excess, fiduciary liability, crime, earthquake & flood, and special risks.

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